UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ____________

Commission File Number  001-15951

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:  THE AVAYA INC. SAVINGS PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  AVAYA INC., 211 MT. AIRY ROAD, BASKING RIDGE, NEW JERSEY 07920

The Avaya Inc. Savings Plan for Salaried Employees

Index

December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*   Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Avaya Inc. Savings Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Avaya Inc. Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 26, 2006

The Avaya Inc. Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	December 31,	December 31,
(dollars in thousands)	2005	2004
Assets:
Plan interest in Avaya Inc. Master Trust	$1,197,484	$1,141,990
Participant loans	12,111	10,710

Net assets available for benefits	$1,209,595	$1,152,700

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2005

(dollars in thousands)	December 31, 2005
Additions to net assets attributed to
Contributions and transfers
Participant contributions	$66,407
Employer contributions	41,328
Rollovers	6,769
Transfer of participants’ balances from other plans, net	1,102
Total contributions	115,606

Plan interest in Avaya Inc. Master Trust investment income	36,513
Interest from participant loans	512

Total additions	152,631

Deductions from net assets attributed to
Benefits paid to participants	(95,699)
Administrative expenses	(37)

Total deductions	(95,736)

Net increase	56,895

Net assets available for benefits
Beginning of year	1,152,700
End of year	$1,209,595

The accompanying notes are an integral part of these financial statements.

The Avaya Inc. Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004

1.                            Plan Description

General

The Avaya Inc. Savings Plan for Salaried Employees (the “Plan” or “ASPSE”) is a defined contribution plan established as of October 1, 2000 by Avaya Inc. (“Avaya” or the “Company”) to provide a convenient way for most salaried employees (i.e., employees whose pay is defined at a monthly or annual fixed rate and whose wages are not subject to automatic wage progression) to save on a regular and long-term basis. The Plan was amended and restated effective January 1, 2004 and has subsequently been amended to incorporate certain plan design changes. The Plan’s assets and associated liabilities are maintained in a master trust (“Master Trust”) in the custody of Fidelity Management Trust Company (the “Trustee”). Through December 14, 2005, the Master Trust consisted of the assets of the Avaya Inc. Savings Plan (“ASP”), the Avaya Inc. Savings Plan for the Variable Workforce (“ASPVW”) and the Plan. On December 15, 2005, the ASPVW was merged with and into the ASP, and as of that date the ASPVW ceased to exist as a separate plan. Therefore, amounts indicated as held in the Master Trust as of December 31, 2005 include the assets of the ASP (including the assets of the former ASPVW) and the Plan. The Plan Administrator is the Employee Benefits Committee.

The Plan is summarized in the Summary Plan Description which has been distributed to all participants. For a complete description of the Plan, participants should refer to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

An employee becomes eligible to participate in the Plan immediately if he or she is an active salaried employee of a participating company, and is not, (i) an employee included in a unit that is covered by a collectively bargained agreement with the Company, (ii) a non-resident alien employed outside the United States, (iii) a leased employee, or (vi) a temporary employee.

Contributions

An eligible employee contributes to the Plan by authorizing a payroll contribution and directing the contribution among the investment options offered under the Plan. Contribution elections are expressed as a percentage of pay, rather than a specific dollar amount. Participant contributions can be made in whole percentages ranging from a minimum of 1% up to and including 25% of eligible compensation.  A participant may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (“IRC”) limits the maximum amount of an employee’s contribution on a pre-tax basis to $14,000 and $13,000 in 2005 and 2004, respectively. For 2006, the maximum amount of an employee’s contribution on a pre-tax basis is $15,000. Once a participant reaches the maximum pre-tax contribution limit in any given Plan Year, the participant’s contributions are automatically switched to after-tax contributions. A participant may elect to stop or change contributions at any time. Such elections will take effect as soon as administratively possible, and may not take effect until the following pay period.

The Company contributes 2% of an employee’s eligible compensation to the Plan each payroll period, regardless of whether the participant makes any contribution to the Plan. In addition, when a participant contributes to the Plan, the Company matches 100% of that contribution, up to the first 2% of eligible compensation, and 50% of that contribution, up to the next 4% of eligible compensation. Company contributions and the earnings thereon are subject to a three year cliff vesting period. Company contributions and earnings thereon in which a terminated participant is not vested are forfeited when the participant takes a total distribution from the Plan. Those forfeited amounts are included in total investments, and may be used to reduce future Company contributions. The Plan’s cumulative forfeited amounts at December 31, 2005 and 2004, were $244,924 and $67,193, respectively. The Company did not use forfeited amounts to reduce matching contributions for the years ended December 31, 2005 and 2004.

Certain participants age 50 and older may elect to contribute an additional 1% to 50% of pay as a pre-tax “catch up” contribution. The Internal Revenue Service (“IRS”) limit for such a contribution amount was $3,000 for 2004, $4,000 for 2005, and is $5,000 in 2006. In addition, an eligible participant may rollover amounts from other eligible retirement plans (including after-tax contributions and amounts from conduit (rollover) IRAs, and 403(b) and 457 Plans). The Company does not match these “catch up” contributions or rollover amounts.

Contributions will cease automatically for the remainder of a given calendar year when a participant reaches the IRS annual compensation limit or the IRS annual contribution limit. The annual compensation limit (i.e., the amount of eligible compensation earned by an eligible employee) was $210,000 and $205,000 in 2005 and 2004, respectively. The annual contribution limit (i.e., the amount an eligible employee contributes to the Plan, combined with Company contributions) was $42,000 and $41,000 in 2005 and 2004, respectively. For 2006, the annual compensation limit is $220,000 and the annual contribution limit is $44,000.

Investments

Participants may direct contributions across as many as twenty investment options, including a unitized Avaya common stock fund. In addition, the Plan offers the Fidelity BrokerageLink®, which provides participants with an opportunity to invest in a wide array of investments, including mutual funds, individual publicly traded equities and fixed income securities.

Each participant is entitled to exercise voting rights attributable to the shares of Avaya common stock allocated to the participant’s account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee will vote any allocated shares of common stock for which it does not receive voting instructions in the same proportion as the shares for which the Trustee has received voting instructions, subject to applicable law.

Transfer of Participant Balances

During the year ended December 31, 2005, due to the change in employment status of certain employees, approximately $1.1 million of net assets were transferred into the Plan from the ASP.

Participant Loans

Participants can have two loan types outstanding at the same time (general purpose and principal residence). Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 (reduced by the highest outstanding loan balance during the 12 consecutive-month period immediately preceding the participant’s request for a loan) or 50% of the participant’s vested account balance. Upon default, as defined in the Plan document, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The term of each loan shall be for one year, two years, three years, four years or fifty-six (56) months, in the case of a general purpose loan, or one year to fifteen (15) years, in the case of a principal residence loan. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate in effect as of the last business day of the month before the month in which the loan was originated. The interest rate on outstanding loans ranged from 4.0% to 9.5% at December 31, 2005 and 2004. Principal and interest are paid through payroll deductions. Upon default, the Trustee may pursue collection by any means generally available to a creditor. If the entire amount due is not paid by the participant within 90 days following the declaration of default and if the participant has (1) attained age fifty-nine and one-half (59-1/2), (2) incurred a financial hardship (as defined in the Plan document) or (3) severed from employment with the Company and its affiliates, the Trustee shall exercise its security interest by reducing the participant’s account by the amounts due and by amounts withheld for the payment of taxes payable in connection with such reduction.

Distributions

If a participant’s employment with the Company ends (except due to death) and the participant’s vested amount is greater than $1,000, the participant may (1) leave the balance in the account in the Plan, (2) receive a lump sum distribution of the entire vested amount in the account, (3) roll over the balance in the account to another employer’s plan or an IRA or (4)  take an unlimited number of withdrawals each year (in minimum amounts of $500). In the event that the participant’s vested amount is $1,000 or less, the vested balance shall be distributed to the participant as soon as practicable following the participant’s severance from employment. If no distribution election is made by the participant, the participant’s separation from service occurs prior to attaining age 65 and the participant’s account balance exceeds $1,000, the balance in the account will remain in the Plan and shall be distributed only at (1) the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2) or (3) upon the participant’s death, whichever is earliest. Except with respect to certain participant elections made prior to January 1, 1985, when a participant dies, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary(ies) as soon as practicable.

In-service withdrawals are permitted if certain conditions are met by the participant.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

The net asset value of the Plan’s proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the Master Trust, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in registered investment companies and commingled funds are stated at fair value as determined by the net asset value of the shares held by the Master Trust on the last business day of the plan year. Investments in shares of Avaya common stock and other securities listed on a national stock exchange or association are carried at fair value determined on the basis of the New York Stock Exchange or other relevant national stock exchange or association closing price on December 31. Securities traded in over-the-counter markets and government obligations are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) (Note 7). Participant loans are valued at cost plus accrued interest which approximates fair value.

Purchases and Sales of Investments

Purchases and sales of investments are recorded by the Master Trust on a trade-date basis.

Investment Income

Dividend income is recorded by the Master Trust on investments held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of equities, fixed income securities, guaranteed investment contracts and derivative contracts. Investments held by the Master Trust and the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, the Master Trust is exposed to loss from credit risk in the event of non-performance by companies with which the guaranteed investment contracts (“GICs”) are placed. The Company does not have any reasonable expectations of non-performance by these companies.

3.                            Tax Status

The IRS has determined and informed the Company by a letter dated November 28, 2003 that the Plan and related trust are designed in accordance with applicable provisions of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

4.                            Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets. In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts would be non-forfeitable.

5.                            Plan Expenses

Plan participants pay brokerage, investment manager and trustee fees and share the administrative costs of the Plan with the Company. Brokerage, investment manager and any Trustee fees are generally reflected in the calculation of each fund’s net asset value per unit. Administrative expenses totaling $37,000 on the Statement of Changes in Net Assets Available for Benefits as of December 31, 2005 consists of fees relating to participant loans and the Fidelity BrokerageLink®.

6.                            Interest in Avaya Inc. Master Trust

The Plan and the ASP had an undivided interest in the assets of the Master Trust on December 31, 2005. Investment income related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust. The Plan’s interest in the Master Trust was approximately 84% and 81% as of December 31, 2005 and 2004, respectively. The Plan’s interest in the Master Trust represents more than 5% of the Plan’s net assets.

A detail by general type of the investments in the Master Trust as of December 31, 2005 and 2004, is as follows:

(dollars in thousands)	Total Master Trust
Investments at fair value	2005	2004
Mutual funds	$683,495	$609,478
Common/collective and commingled trusts	256,415	221,140
Avaya common stock	136,352	228,910
Nonemployer related debt instruments	38,193	36,707
Interest bearing cash	15,304	18,052
Nonemployer related common stock	8,044	10,120
Other	3,632	2,688
	1,141,435	1,127,095

Investments at contract value
Investment contracts	287,612	276,260
	$1,429,047	$1,403,355

The Master Trust’s investment income for the year ended December 31, 2005 is presented in the table below. The net appreciation / (depreciation) consists of both  realized gains (losses) on securities bought and sold, as well as,  appreciation/depreciation on securities held during the year by the Master Trust.

(dollars in thousands)
Investment income
Net appreciation (depreciation) in fair value of investments:

Mutual funds	$32,996
Common/collective and commingled trusts	21,796
Avaya common stock	(83,303)
Nonemployer related debt instruments	(258)
Other, including nonemployer related common stock	6,492
Net depreciation	(22,277)

Dividends	20,521
Interest	14,135

Total Investment Income	$12,379

7.                            Investment Contracts

The Master Trust has entered into benefit-responsive investment contracts, such as traditional investment contracts and synthetic investment contracts, (through the Stable Value Fund) with insurance companies and other third parties. These contracts are included in the financial statements at contract value (which represents contributions made to the investment contracts, plus earnings, less participant withdrawals and administrative expenses) because they are fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

A synthetic investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract value of the synthetic investment contracts held by the Stable Value Fund was $287,612,046 and $269,772,989 at December 31, 2005 and 2004, respectively. Included in the contract value of the synthetic investment contract is $2,585,534 and $(3,886,617) at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is greater or (less) than the value of the underlying assets.

A traditional investment contract provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional investment contracts held by the Stable Value Fund was $0 and $6,487,217 at December 31, 2005 and 2004, respectively.

There were no reserves against contract value for credit risk of the contract issuer or otherwise as of December 31, 2005 and 2004. The fair value of the synthetic and traditional investment contracts at December 31, 2005 and 2004 was $285,026,512 and $280,248,645, respectively. The average yield and crediting interest rates of the investment contracts were 4.07% and 4.23% respectively, for the year ended December 31, 2005. The average yield and crediting interest rates were 3.56% and 3.62% respectively, for the year ended December 31, 2004. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans.  The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

The Plan Administrator intends to adopt the FSP for the plan year ending December 31, 2006.  The effect of the FSP on the Plan's financial statements is expected to enhance financial statement presentation and disclosure requirements.  Benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits.  The amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.  The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.

8.                            Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee. The Master Trust invests in the common stock of Avaya of which the Plan has an undivided interest. Additionally, certain expenses of the Plan are paid for by the Company and plan participants also pay the record-keeper a fee relating to participant loans. These transactions qualify as party-in-interest transactions.

9.                            Subsequent Events

Plan Amendments

Effective January 1, 2006, the Plan was amended to provide that participant elections to contribute “catch-up” contributions to the Plan will remain effective until the participant modifies or terminates such elections.

Also effective January 1, 2006, the Plan was amended to provide that fees charged by the Investment Manager to provide investment advice to eligible Participants shall be charged per capita to each eligible Participant Account (regardless of whether or not such Participant requests investment advice), in accordance with uniform and non-discriminatory rules established by the Plan Administrator.

ERISA Class Action — Securities Litigation

In July 2005, a purported class action lawsuit was filed in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, employees and members of the Board of Directors (the “Board”) of the Company, alleging violations of certain laws under the Employee Retirement Income Security Act of 1974 (“ERISA”). On October 17, 2005, an amended purported class action was filed against the Company and certain of its officers, employees and members of the Board. Like the initial complaint, the amended complaint purported to be filed on behalf of all participants and beneficiaries of the ASP, ASPVW and the Plan, during the period from October 5, 2004 through July 20, 2005.

The complaint contained factual allegations substantially similar to those asserted in purported class action lawsuits filed in April and May 2005 in the U.S. District Court for the District of New Jersey against the Company and certain of its officers, alleging violations of the federal securities laws. Those actions purport to be filed on behalf of purchasers of Avaya common stock during the period from October 5, 2004 (the date of the Company’s signing of the agreement to acquire Tenovis GmbH) through April 19, 2005.

The complaint alleged, among other things, that the named defendants breached their fiduciary duties owed to participants and beneficiaries of the plans and failed to act in the interests of the plans’ participants and beneficiaries in offering Avaya common stock as an investment option, purchasing Avaya common stock for the plans and communicating information to the plans’ participants and beneficiaries.

The complaint sought a monetary payment to the plans to make them whole for the alleged breaches, costs and attorneys’ fees. The Defendants filed a motion to dismiss the amended complaint in December 2005. In an order and opinion dated April 24, 2006, the District Court granted the Defendant’s motion and dismissed the amended complaint in its entirety.

In May 2006, plaintiffs filed a Notice of Appeal from the District Court’s order with the United States Court of Appeals for the Third Circuit. A briefing schedule has not yet been determined. While the appeal is pending, the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flows.

ERISA Class Action — Stock Fund

In April 2006, a purported class action was filed in the United States District Court, for the District of New Jersey, alleging that the Company, certain employees and the Pension and Employee Benefits Investment Committee violated ERISA, by including in the ASP, ASPVW and the Plan, investment options for the Lucent Technologies Inc. Stock Fund (“Lucent Fund”) and the Avaya Inc. Stock Fund (“Avaya Fund”) for the period of October 2000 to April 2003 (“Alleged Class Period”). The complaint asserts, among other things, that during the Alleged Class Period defendants breached their fiduciary duties under

ERISA by violating ERISA’s provisions against prohibited transactions; offering the Lucent Fund and Avaya Fund imprudently as investment options; failing properly to monitor the funds; and, failing properly to monitor the actions of other plan fiduciaries, thus causing the Plans to suffer damages. The complaint seeks monetary relief on behalf of the plans and their participants, and also seeks injunctive relief and costs, including attorneys’ fees.

The Company has advised that the matter is in the early stages of litigation, and an outcome cannot be predicted and, as a result, the Company cannot be assured that this litigation will not have a material adverse effect on its financial position, results of operations or cash flows.

The Avaya Inc. Savings Plan for Salaried Employees
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2005

(dollars in thousands)

(a) (b)	(c)	(d)	(e)
Name of Issuer			Current
and Title of Issue	Description	Cost	Value

Interest in Avaya Inc. Master Trust	Various Investments	**	$1,197,484

*Participant loans	(Interest rates range from 4.0% to 9.5%)	**	$12,111
			$1,209,595

*   Denotes party-in-interest.

** Cost information not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Avaya Inc. Savings Plan for Salaried Employees
(Name of Plan)

Date: June 26, 2006	/s/ Bruce Lasko
Bruce Lasko
Plan Administrator Avaya Inc.